ToniAnn Sanzone
Chief Financial Officer

TEL +1-212-492-1191
FAX +1-212-492-8922
tsanzone@wpcarey.com

December 14, 2016

VIA EDGAR AND BY FEDERAL EXPRESS

Ms. Shannon Sobotka
Staff Accountant
United States Securities and Exchange Commission
Office of Real Estate & Commodities
100 F Street, N.E.
Washington, D.C 20549-0405

Re:	Carey Watermark Investors 2 Incorporated Form 10-K and Schedule 14A for the Year Ended December 31, 2015 Response Dated November 21, 2016
File No. 000-55461

Dear Ms. Sobotka:

Set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter dated November 29, 2016 with respect to the Form 10-K for the year ended December 31, 2015 filed by Carey Watermark Investors 2 Incorporated (the “Company” or “CWI 2”) on March 14, 2016 and the Schedule 14A filed by the Company on April 27, 2016. Please note that for the Staff’s convenience, the Company has recited the Staff’s comment in bold, and provided the Company’s response to the comment immediately thereafter.

Ms. Shannon Sobotka
United States Securities and Exchange Commission
December 14, 2016

Form 10-K for the year ended December 31, 2015

Note 3. Agreements and Transactions with Related Parties, page 60

Selling Commissions and Dealer Manager Fees, page 63

1.
We note your response to comment 2. Please clarify whether you believe that timing of these fees is fixed and reliably determinable and how you came to such conclusion. If you do not believe that the timing is fixed and readily determinable, tell us why you believe that it is more appropriate to record a discounted liability than an undiscounted liability.

Pursuant to the Company’s Dealer Manager Agreement with Carey Financial, part of the compensation paid by the Company to Carey Financial for selling a Class T share is the distribution and shareholder servicing (“DSS”) fee. Rather than requiring payment upfront, the agreement requires the DSS fee to be paid over a period of time creating a financial liability as shares are sold. At each balance sheet date, the Company calculates the total DSS fee incurred based on the number of shares sold and the underwriter’s compensation incurred to date. To the extent that the total underwriter’s compensation incurred to date is less than the FINRA 10% cap, the Company is required to pay that fixed amount as a DSS fee to Carey Financial based on the contractual payment terms of 0.25% of our net asset value (“NAV”) each quarter. Such amount is fixed and determinable at each balance sheet date and based on the NAV at the balance sheet date the timing of payment is fixed and determinable. Based on the number of shares sold and the underwriter’s compensation incurred as of December 31, 2015, the DSS fee financial liability for the Class T shares sold would be paid in full by the fourth quarter of 2017. If additional shares are sold after the balance sheet date, an additional liability is recorded for such consideration to be paid by the Company to Carey Financial for the service of selling such shares. If the NAV were to change in future periods, the rate at which such payments are made may be modified but the timing of the payment of the DSS fee remains reliably determinable. A 10% change in the NAV would only change the date that the DSS fee financial liability at December 31, 2015 would be paid in full by one quarter.

The Company has determined that it is appropriate to measure and record the DSS fee financial liability as a discounted liability using a present value model based on the guidance in ASC 835-30-25-8 which states that “Notes exchanged for property, goods, or services are valued and accounted for at the present value of the consideration exchanged between the contracting parties at the date of the transaction in a manner similar to that followed for a cash transaction”. The Company received the services from Carey Financial at the time the shares were sold and has financed the obligation to pay the DSS fee. In accordance the ASC 835-30-25-8 we valued that financial liability at the present value of the DSS fee exchanged between the Company and Carey Financial at the time the shares are sold.

Ms. Shannon Sobotka
United States Securities and Exchange Commission
December 14, 2016

Sincerely,

/s/ToniAnn Sanzone
ToniAnn Sanzone
Chief Financial Officer

Enclosures

cc:	Sapna Sanagavarapu, Esq. W. P. Carey Inc.

Kathleen L. Werner, Esq.
Clifford Chance US LLP